UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 5

EL PASO PIPELINE PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

2837021086

(CUSIP Number)

Mr. David R. DeVeau

Kinder Morgan, Inc.

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

Telephone: (713) 369-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Mr. Gary W. Orloff

Mr. Troy L. Harder

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas  77002

Telephone: (713) 223-2300

August 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.: 2837021086

1	Name of Reporting Person Kinder Morgan, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power 0

	8	Shared Voting Power 93,380,734

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 93,380,734

11	Aggregate Amount Beneficially Owned by Reporting Person 93,380,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.4%

14	Type of Reporting Person HC; CO

CUSIP No.: 2837021086

1	Name of Reporting Person El Paso Pipeline GP Company, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO (limited liability company)

CUSIP No.: 2837021086

1	Name of Reporting Person El Paso Pipeline LP Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power 0

	8	Shared Voting Power 93,380,734

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 93,380,734

11	Aggregate Amount Beneficially Owned by Reporting Person 93,380,734

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.4%

14	Type of Reporting Person HC; OO (limited liability company)

STATEMENT ON SCHEDULE 13D

Explanatory Note: This Amendment No. 5 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed on behalf of the Reporting Persons (as defined below) on December 3, 2007, relating to the common units (“Common Units”) of El Paso Pipeline Partners, L.P. (such Initial Statement, as amended and supplemented by Amendment No. 1 dated October 14, 2008, Amendment No. 2 dated April 7, 2010, Amendment No. 3 dated February 24, 2011 and Amendment No. 4 dated August 28, 2012, the “Statement”).

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Statement relates to the Common Units of El Paso Pipeline Partners, L.P., a Delaware limited partnership (the “Issuer” or “EPB”), whose principal executive offices are located at 1001 Louisiana Street, Suite 1000, Houston, Texas 77002.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is filed by (i) Kinder Morgan, Inc., a Delaware corporation (“KMI”), (ii) El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company (the “General Partner”), and (iii) El Paso Pipeline LP Holdings, L.L.C., a Delaware limited liability company (“Holdings” and together with KMI and the General Partner, collectively, the “Reporting Persons”).

KMI directly or indirectly owns 100% of the outstanding membership interests in El Paso Pipeline Holding Company, L.L.C., a Delaware limited liability company (“Holdco”). Holdco is the sole member of each of the General Partner and Holdings. Holdings is a limited partner of the Issuer with an approximate 40.4% limited partner interest. The General Partner is the sole general partner of the Issuer. KMI, through its indirect ownership interest in Holdings, has shared voting and investment power over the Common Units owned by Holdings. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

KMI is the largest midstream and third largest energy company in North America.  It owns an interest in or operates approximately 80,000 miles of pipeline and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, carbon dioxide and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. The principal business of Holdings is to hold Common Units in the Issuer.  The principal business of the General Partner is to hold the general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer. The business address of each of the Reporting Persons is 1001 Louisiana Street, Houston, Texas 77002.

Information relating to the directors and executive officers of the Reporting Persons (collectively, the “Listed Persons”) is contained in Appendix A attached hereto and is incorporated herein by reference.

None of the Reporting Persons or, to the undersigned’s knowledge, any person listed on Appendix A hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is supplemented as follows:

On May 2, 2014, KMI contributed to the Issuer its 50% equity interest in Ruby Pipeline Holding Company, L.L.C. (“Ruby”), its indirect 50% equity interest in Gulf LNG Holdings Group, L.L.C. (“Gulf LNG”) and its indirect 47.5% equity interest in Young Gas Storage Company, Ltd in a transaction valued at approximately $2 billion. The transaction value included approximately $1 billion of debt as of April 30, 2014, representing 50% of the total debt of Ruby and Gulf LNG as of such date and was effective as of the close of business on April 30, 2014. The aggregate consideration of $972 million paid to KMI in this drop-down transaction consisted of approximately $875 million of cash and 3,059,924 newly issued Common Units.

On August 9, 2014, KMI, together with E Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of KMI (“E Merger Sub”), entered into an Agreement and Plan of Merger (the “EPB Merger Agreement”) with EPB and the General Partner. Upon the terms and subject to the conditions set forth in the EPB Merger Agreement, E Merger Sub will merge with and into EPB (the “EPB Merger”), and the separate limited liability company existence of E Merger Sub will cease and EPB will continue its existence as a limited partnership under Delaware law as the surviving entity in the EPB Merger.

At the effective time of the EPB Merger, each Common Unit issued and outstanding (excluding Common Units owned by EPB or KMI or any of its subsidiaries) will be converted into the right to receive, at the election of the holder but subject to proration, (i) $4.65 in cash and 0.9451 of a share of Class P common stock of KMI (“KMI Common Stock”); (ii) $39.53 in cash without interest; or (iii) 1.0711 shares of validly issued, fully paid and nonassessable shares of KMI Common Stock (collectively, the “EPB Merger Consideration”). Any election by a holder to receive the consideration specified in clause (ii) or (iii) of the immediately preceding sentence will be subject to proration to ensure that the aggregate amount of cash paid and the aggregate number of shares of KMI Common Stock issued in the EPB Merger is the same that would be paid and issued if each Common Unit had been converted into the right to receive the consideration specified in clause (i).

The foregoing summary of the EPB Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the EPB Merger Agreement, a copy of which is filed as Exhibit 1.01 hereto and incorporated by reference in its entirety into this Item 3.

To finance the cash portion of the merger consideration for the EPB merger, KMI has entered into a commitment letter with Barclays Bank PLC, pursuant to which, subject to the terms and conditions set forth in the commitment letter, Barclays Bank has committed to provide to KMI a $5.0 billion senior unsecured 364-day term loan facility. This summary of the commitment letter does not purport to be complete and is qualified in its entirety by reference to the commitment letter, which is attached hereto as Exhibit 1.02 and incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The response in Item 3 is incorporated herein by reference.

As promptly as possible after the effective time of the merger, the Reporting Persons will cause the Common Units to be (a) delisted from the New York Stock Exchange and (b) deregistered under the Act.

Except as set forth herein, the Reporting Persons have no present plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is supplemented as follows:

(a) and (b) The information set forth in Items 7 through 11 of the cover pages hereto and the response in Item 2 are incorporated herein by reference.

(1) KMI, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 93,380,734 Common Units held of record by Holdings, which based on 231,097,050 Common Units outstanding as of August 7, 2014, represents approximately 40.4% of the outstanding Common Units. KMI, as the indirect 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the

4,716,266 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

(2) The General Partner, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, the General Partner does own 4,716,266 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

(3) Holdings is the record and beneficial owner of 93,380,734 Common Units, which based on 231,097,050 Common Units outstanding as of August 7, 2014, represents approximately 40.4% of the outstanding Common Units.

The persons listed on Appendix A disclaim any beneficial ownership of the Common Units owned by the Reporting Persons.

(c)  Except as described herein, none of the Reporting Persons, nor, to the Reporting Persons’ best knowledge, the persons listed on Appendix A, have effected any transactions in the Common Units in the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement and in this Item 5. See Appendix A for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Name

1.01	— Agreement and Plan of Merger, dated as of August 9, 2014, among Kinder Morgan, Inc., El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C. and E Merger Sub LLC

1.02	— Commitment Letter, dated August 9, 2014

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2014	Kinder Morgan, Inc.

	By:	/s/ David R. DeVeau
David R. DeVeau
Vice President and General Counsel

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF KINDER MORGAN, INC. AND EL PASO PIPELINE GP COMPANY, L.L.C.

Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of Kinder Morgan, Inc. and El Paso Pipeline GP Company, L.L.C.  Unless otherwise indicated, the principal address of each person listed below is 1001 Louisiana Street, Suite 1000, Houston, Texas 77002.  Each director or executive officer listed below is a citizen of the United States and, except as set forth below, has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding)(1) as of August 7, 2014, unless provided otherwise

Richard D. Kinder

Mr. Kinder is a Director, Chairman of the Board of Directors and Chief Executive Officer of Kinder Morgan, Inc. (“KMI”), Kinder Morgan Management, LLC (“KMR”), Kinder Morgan G.P., Inc. (“KMGP”) and El Paso Pipeline GP Company, L.L.C. (“EPGP”). Mr. Kinder’s present principal occupation is the foregoing.

128,000*

Steven J. Kean	Mr. Kean is a Director, President and Chief Operating Officer of KMI, KMR, KMGP and EPGP. Mr. Kean’s present principal occupation is the foregoing.	18,000*

Kimberly A. Dang	Ms. Dang is a Vice President and Chief Financial Officer of KMI, KMR and KMGP and Vice President of EPGP. Ms. Dang’s present principal occupation is the foregoing.	—

David R. DeVeau	Mr. DeVeau is Vice President and General Counsel of KMI, KMR, KMGP and EPGP. Mr. DeVeau’s present principal occupation is the foregoing.	—

Thomas A. Martin	Mr. Martin is Vice President (President, Natural Gas Pipelines) of KMI, KMR, KMGP and EPGP and a Director of EPGP. Mr. Martin’s present principal occupation is the foregoing.	—

Dax A. Sanders	Mr. Sanders is Vice President, Corporate Development of KMI, KMR, KMGP and EPGP. Mr. Sanders’s present principal occupation is the foregoing.	2,000*

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding)(1) as of August 7, 2014, unless provided otherwise

Lisa M. Shorb	Ms. Shorb is Vice President, Human Resources, Information Technology and Administration of KMI, KMR, KMGP and EPGP. Ms. Shorb’s present principal occupation is the foregoing.	—

Anthony W. Hall, Jr.	Mr. Hall is a Director of KMI. Mr. Hall is engaged in the private practice of law.	—

Deborah A. Macdonald	Ms. Macdonald is a Director of KMI. Ms. Macdonald’s present principal occupation is serving on the boards of several private charitable organizations.	—

Michael J. Miller	Mr. Miller is a Director of KMI. Mr. Miller is a Managing Director of Highstar Capital Management, LP.	—

Michael C. Morgan	Mr. Morgan is a Director of KMI. Mr. Morgan is the Chairman and Chief Executive Officer of Triangle Peak Partners, LP, a registered investment adviser and fund manager. He is also the President of Portcullis Partners, L.P., a private investment partnership.	—

Fayez Sarofim	Mr. Sarofim is a Director of KMI. Mr. Sarofim’s present principal occupation is Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor.	10,250* (2)

C. Park Shaper	Mr. Shaper is a Director of KMI and is a private investor.	—

Joel V. Staff	Mr. Staff is a Director of KMI and is a private investor.	4,225*

John Stokes	Mr. Stokes is a Director of KMI. Mr. Stokes is a Senior Advisor with Highstar Capital Management, LP.	—

Robert F. Vagt	Mr. Vagt is a Director of KMI. Mr. Vagt is the Chairman of Rice Energy Inc. and is a private investor.	—

*                 Less than 1%.

(1)         Calculated based on 231,097,050 Common Units outstanding as of August 7, 2014.

(2)         Includes 10,250 Common Units held in entities indirectly controlled by Mr. Sarofim and/or advisory/managed accounts over which Mr. Sarofim or entities controlled by him have shared voting and/or dispositive power. Mr. Sarofim disclaims all pecuniary interest in these Common Units.

MEMBER OF EL PASO PIPELINE GP COMPANY, L.L.C.

See above information regarding the directors and executive officers of Kinder Morgan, Inc., which directly or indirectly owns 100% of the membership interests in El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline GP Company, L.L.C.

DIRECTORS AND EXECUTIVE OFFICERS OF EL PASO PIPELINE LP HOLDINGS, L.L.C.

See above information regarding the directors and executive officers of Kinder Morgan, Inc., which directly or indirectly owns 100% of the membership interests in El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline LP Holdings, L.L.C.

MEMBER OF EL PASO PIPELINE LP HOLDINGS, L.L.C.

See above information regarding the directors and executive officers of Kinder Morgan, Inc., which directly or indirectly owns 100% of the membership interests in El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline LP Holdings, L.L.C.